UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 21 October 2022, London UK

GSK regulatory submission accepted by Japanese regulator for respiratory syncytial virus older adult vaccine candidate

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Regulatory submission based on positive pivotal phase III data showing vaccine efficacy against respiratory syncytial virus-lower respiratory tract disease in adults aged 60 years and above with a favourable safety profile
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Further announcements on regulatory progress in the US and EU are expected in Q4 2022

GSK plc (LSE/NYSE: GSK) today announced that a new drug application for its respiratory syncytial virus (RSV) older adult vaccine candidate has been accepted for review by the Japanese Ministry of Health, Labour and Welfare (MHLW). The proposed indication is for adults aged 60 years and above to prevent lower respiratory tract diseases (LRTD) caused by RSV.

The filing is based on positive data from a prespecified interim analysis of the pivotal AReSVi-006 (Adult Respiratory Syncytial Virus) phase III trial which showed high overall vaccine efficacy against RSV-LRTD in adults aged 60 years and above, with a favourable safety profile. Consistent high vaccine efficacy was observed against LRTD in severe disease, adults aged 70-79 years, adults with underlying comorbidities and across RSV A and B strains.

Further announcements on regulatory progress in the US and EU are anticipated before the end of 2022. GSK's RSV older adult vaccine candidate contains a recombinant subunit prefusion RSV F glycoprotein antigen (RSVPreF3) combined with GSK's proprietary AS01E adjuvant. There are currently no RSV vaccines for adults approved anywhere in the world.

About the AReSVi-006 trial
The AReSVi-006 (Adult Respiratory Syncytial Virus) phase III trial is a randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK's adjuvanted RSVPreF3 OA investigational vaccine in adults aged 60 years and above. Approximately 25,000 participants were enrolled from 17 countries.

About respiratory syncytial virus (RSV) in adults
RSV is a common contagious virus affecting the lungs and breathing passages. It is one of the major remaining infectious diseases for which there is currently no vaccine or specific treatment available for adults. Older adults are at high risk for severe disease due to age-related decline in immunity and underlying conditions. RSV can exacerbate conditions, including chronic obstructive pulmonary disease (COPD), asthma and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death. Each year, RSV causes over 420,000 hospitalisations and 29,000 deaths in adults in industrialised countries, including approximately 57,000 and 4,000, respectively in Japan. Adults with underlying conditions are more likely to seek medical advice and have higher hospitalisation rates than adults without these conditions.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 21, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc